Part II: Activities of the Broker-Dealer Operator and its Affiliates

   Item 1:   Broker-Dealer Operator Trading Activities on the ATS

      a. *Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?*

      ☒ *Yes*   ☐ *No*

      If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

Interactive Brokers LLC ("IBKR") operates a customer brokerage business (the "Customer Business") whereby brokerage customers of IBKR ("Brokerage Customers") may electronically submit trading interest to IBKR's smart order router ("SOR") for further routing. **For clarity, the term "Brokerage Customer," as used herein, includes broker-dealer clients of IBKR when submitting orders to the SOR for further routing, whether on an agency or principal basis, and may include broker-dealers and other entities that submit directed orders to the ATS through IBKR's SOR and make no other use of IBKR's services. Additionally, and as separately noted herein (see, *e.g.*, Part III Items 7, 9 and 11), entities acting as Liquidity Providers may separately act as Brokerage Customers of IBKR. Specifically, an entity that is otherwise approved to act as a Liquidity Provider may also separately connect to IBKR as a brokerage customer in order to represent customer agency orders in the ATS and/or to utilize IBKR's other order routing services (a "Dual Role Subscriber"). Where such a Dual Role Subscriber submits an order to the SOR for further routing, the ATS treats such orders as being submitted by a "Brokerage Customer." Where, instead, such Dual Role Subscriber submits an order to the ATS via a direct FIX connection to the ATS (such that its order does not pass through the SOR), the ATS treats such order as being submitted by a "Liquidity Provider." Accordingly, where IBKR has approved a subscriber to access the ATS as a Liquidity Provider, the subscriber's manner of accessing the ATS on a given order dictates whether the ATS treats the order as being submitted by a "Brokerage Customer" or, alternatively, a "Liquidity Provider."**

Non-directed orders submitted to the SOR may be routed to the ATS in accordance with the SOR's routing logic. Brokerage Customers may also direct orders to the ATS via the SOR (i.e., submit a "directed order" to the SOR for routing to the ATS). Orders routed via the SOR utilize the "IBKR" MPID.

While the vast majority of IBKR customers submit orders electronically (*e.g.*, via order management systems offered by IBKR), IBKR maintains a customer support team (the "Order Desk") that may, upon customer request, submit customer trading interest to the SOR for further routing. Generally, the Order Desk is used by

Brokerage Customers experiencing technical difficulties (e.g, an inability to submit trading interest via an IBKR order management system) and urgently wanting to close a position. The Order Desk acts as agent. Orders routed by the Order Desk use the "IBKR" MPID.

IBKR also maintains a block order desk (the "Block Desk"). The Block Desk handles larger-sized orders (generally 10,000 shares or larger) on behalf of Brokerage Customers. The Block Desk acts as agent. All orders routed by the Block Desk are submitted to the SOR for further routing. Orders routed by the Block Desk use the "IBKR" MPID.

Additionally, IBKR's risk department maintains desks (the "Risk Desks") that facilitate, as agent, the liquidation of customer positions in connection with margin calls and similar situations. Orders routed by the Risk Desks use the "IBKR" MPID. IBKR does not otherwise maintain an agency trading desk (*i.e.*, other than the Risk, Block and Order Desks).

The following IBKR business units (the "Principal Accounts") may submit principal order interest to the ATS:

    i.   Error Account (used to close-out IBKR positions related to IBKR errors);

    ii.   Customer accommodation (used to take over legs of customer multi-leg orders where one or more legs did not fill in the specified ratios; and also on occasion to accommodate customer errors);

    iii.   Buy-in/Close-out (used to close-out fails to deliver and related positions); and

    iv.   Liquidation of positions taken over in foreclosure.

The MPID for each Principal Account is "IBKR." No other business units of IBKR may submit principal order interest to the ATS.

Note that the Risk, Block and Order Desks and the Principal Accounts do not send directed orders to the ATS; rather, non-directed orders submitted by the Risk, Block and Order Desks and the Principal Accounts may be routed to the ATS by the SOR.

b. *If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?*

☐ *Yes*   ☒ *No*

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.

Brokerage Customers, including the IBKR Affiliates identified at Part II Item 2(a), and IBKR's business units, including the Risk, Block and Order Desks and the Principal Accounts, access the ATS via the SOR. Only subscribers acting as Liquidity Providers do not access the ATS via the SOR.

As further discussed herein, only orders that access the ATS via the SOR may remove liquidity from the ATS. Subscribers that bypass the SOR and access the ATS via direct FIX connection (i.e., the Liquidity Providers) may not remove liquidity from the ATS, although such subscribers may utilize order instructions not available to other subscribers. Please see Part III Items 5 and 7 for additional discussion of the means of order entry and available order instructions.

c. *Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?*

☐ *Yes* ☒ *No*

If yes, identify the business unit and respond to the request in Part III, Item 12 of this form.

d. *Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?*

☐ *Yes* ☒ *No*

If yes, respond to request in Part III, Item 16 of this form.

Part III: Manner of Operations

Item 2:   Eligibility for ATS Services

a. *Does the NMS Stock ATS require Subscribers to be registered broker-dealers?*

☐ Yes   ☒ No

b. *Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?*

☒ Yes   No

If yes, list and provide a summary of the conditions.

Generally, IBKR accepts the following types of subscribers to the ATS: (i) Liquidity Providers; (ii) "full-service" customers of IBKR that utilize IBKR's non-ATS service offerings (including introducing brokers trading on behalf of their customers and advisors trading on behalf of their customers**, and including, for clarity, other broker-dealers that submit directed orders to the ATS through IBKR's SOR, even if such broker-dealers make no other use of IBKR's services**) and (iii) Affiliates of IBKR. The conditions that must be satisfied before such persons may access the ATS services are noted below.

LIQUIDITY PROVIDERS: Only market-makers and other principal trading firms willing to offer opportunities for price improvement to IBKR's customers on their marketable orders may, subject to the approval of IBKR management, access the ATS as Liquidity Providers. Management approval is subject to a number of factors, including: (i) anticipated quoting activity (e.g., anticipated price improvement, order size and number of symbols traded); (ii) financial data (e.g., net capital levels); (iii) operating history (e.g., how long has the entity been a market maker or otherwise acted as a liquidity provider); and (iv) execution quality being provided by current Liquidity Providers (that is, due to systems limitations IBKR may elect not to onboard a prospective Liquidity Provider if anticipated quoting activity is merely comparable to quoting activity of current Liquidity Providers). Liquidity Providers must agree to restrict their ATS orders to liquidity-adding orders. Liquidity Providers, in their capacities as Liquidity Providers, are not required to enter into a written agreement to use the ATS services. IBKR business units and IBKR Affiliates may not act as Liquidity Providers. Liquidity Providers may separately apply to be brokerage customers of IBKR.

BROKERAGE CUSTOMERS (INCLUDING INTRODUCING BROKERS AND ADVISORS): Retail and institutional customers of IBKR complete applications for an IBKR brokerage account and complete various IBKR customer documentation steps, including signing an IBKR customer agreement. Access to an IBKR brokerage account is open to the public and subject to various "know your customer," anti-money laundering and anti-fraud steps. Advisors whose customers' transactions are cleared and carried by IBKR will complete the required onboarding documentation. Introducing brokers whose customers' transactions are cleared and carried by IBKR will complete the required onboarding documentation and clearing agreement, which are required under FINRA Carrying Broker rules and are subject to FINRA approval.

AFFILIATES: The ability of an Affiliate to access IBKR's brokerage services is subject to approval by IBKR management. To the extent IBKR Affiliates submit orders in U.S. stocks, including NMS stocks, those orders will be routed through IBKR's SOR and may ultimately access the ATS.

IBKR may perform additional background checks (e.g., in addition to the reviews noted above) on prospective subscribers. These background checks may include an assessment of the prospective subscriber's regulatory history and any other news items and information relating to the prospective subscriber. Based on the results of such background checks, IBKR may decide to reject a prospective ATS subscriber.

c. *If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?*

☐ *Yes*   ☒ *No*

If no, identify and describe any differences.

IBKR, in its sole discretion, retains the right to refuse any prospective subscriber (including, for example, when assessing the qualifications of any prospective Liquidity Provider).

Onboarding of Brokerage Customers is largely automated. Any prospective Brokerage Customer that meets IBKR's account minimum, provides the required documentation (including agreeing to IBKR's terms and conditions of use) and does not generate any CIP/AML "alerts" will be onboarded. However, when an account application is flagged (e.g., due to potential negative news), IBKR, subject to applicable law, will exercise its discretion in determining whether to onboard the prospective customer. Additionally, IBKR exercises discretion in determining whether to accept a prospective customer's proposed revisions to IBKR's account agreement and/or fee schedule.

d. *Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?*

☐ *Yes*   ☒ *No*